UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Trinity Capital Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

None

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. NONE

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Trinity Capital Corporation Employee Stock Ownership Plan (ESOP) f/k/a Los Alamos National Bank Employee Stock Ownership Plan (ESOP)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Los Alamos, New Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 584,866

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 584,866

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 584,866

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.95

12.	Type of Reporting Person (See Instructions) EP

CUSIP NO. NONE
Item 1.
	(a)	Name of Issuer Trinity Capital Corporation
	(b)	Address of Issuer’s Principal Executive Offices 1200 Trinity Drive Post Office Box 60 Los Alamos, New Mexico 87544

Item 2.
	(a)	Name of Person Filing Trinity Capital Corporation Employee Stock Ownership Plan (ESOP) f/k/a Los Alamos National Bank Employee Stock Ownership Plan (ESOP)
	(b)	Address of Principal Business Office or, if none, Residence 1200 Trinity Drive Post Office Box 60 Los Alamos, New Mexico 87544
	(c)	Citizenship Employee benefit plan of a New Mexico corporation
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number None

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP NO. NONE
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 584,866
(b) Percent of class: 8.95
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 584,866
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 584,866

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Employees vested in the Trinity Capital Corporation Employee Stock Ownership Plan (ESOP) have an interest in the stock held by the ESOP.  No one employee has an interest in five percent or more of the common stock of the Company.  Employees are eligible to participate in the ESOP after 18-months of full-time employment.  Interests of the employee in the ESOP vest over a seven year period, with the employee having no rights to the stock until after three years of participation.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
All eligible employees of Trinity Capital Corporation and its subsidiaries are members of the group.

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007
Date
/s/ Daniel Monte
Signature

Daniel Monte, Senior Vice-President of Wealth Management, Los Alamos National Bank, Trinity Capital Corporation ESOP Administrator
Name/Title